PRICING SUPPLEMENT NO. 25A                                        Rule 424(b)(3)
DATED: July 7, 2004 +                                        File No. 333-109793
       September 10, 2004 ++
(To Prospectus dated November 17, 2003,
and Prospectus Supplement dated November 17, 2003)

                                 $10,668,950,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B

                         -------------------------------

                          Bear Extendible Notes (BENs)

      The floating rate Bear Extendible Notes described in this Pricing Supplement, which we refer to as the BENs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the BENs is extended in accordance with the procedures described below. In no event will the maturity of the BENs be extended beyond the final maturity date.

      During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your BENs so that the maturity of your BENs will be extended to the date occurring 366 calendar days from and including the 5th day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the maturity of your BENs will be extended to the immediately preceding Business Day. The election dates will be the 5th calendar day of each month through July 2008, whether or not any such day is a Business Day.

      You may elect to extend the maturity of all of your BENs or of any portion thereof having a principal amount of $25,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the 5th Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the BENs, through the normal clearing system channels described in more detail below, no later than the last Business Day of the notice period. Upon delivery to the Trustee of a notice of election to extend the maturity of the BENs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last Business Day in such notice period, at which time such notice will become irrevocable.

      If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your BENs, the principal amount of the BENs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your BENs has previously been extended. The principal amount of the BENs for which such election is not exercised will be represented by a note issued on such election date. The new note so issued will have the same terms as the BENs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the BENs will be irrevocable and will be binding upon any subsequent holder of such BENs.

      The BENs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the applicable Spread for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section captioned "Description of Notes - Floating Rate Notes" in the Prospectus Supplement, subject to and as modified by the provisions described below.

                                                        (continued on next page)

                            Bear, Stearns & Co. Inc.

                              BB&T Capital Markets
                                    Citigroup
                                    JPMorgan
                       Wells Fargo Brokerage Services, LLC

      The BENs will be issued in registered global form and will remain on deposit with The Depository Trust Company ("DTC"), as depositary for the BENs. Therefore, you must exercise the option to extend the maturity of your BENs through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your BENs, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the BENs to notify DTC of your election to extend the maturity of your BENs in accordance with the then applicable operating procedures of DTC. Notice of any decision to revoke your election must be made through the same clearing system channels.

      DTC must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the BENs to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a Business Day, notice of your election to extend the maturity date of your BENs must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

      The initial issuance of the BENs will be limited to $800,000,000 in aggregate principal amount and the second issuance will be limited to $175,000,000 in aggregate principal amount. We may create and issue additional floating rate extendible notes with the same terms as the BENs so that such additional floating rate extendible notes will be combined with the initial and secondary issuances of the BENs.

      For purposes of your exercise of an election to extend the maturity of all or any portion of your BENs, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

Principal Amount: $975,000,000   Floating Rate Notes [x]  Book Entry Notes [x]

Original Issue Date: 7/12/2004^  Fixed Rate Notes [ ]     Certificated Notes [ ]
                     9/15/2004^^

Initial Maturity Date: 8/5/2005  CUSIP#: 073902EG9 New
  for the 7/12/2004 issuance       CUSIP numbers will
  and 10/5/2005 for the            be assigned to BENs
  9/15/2004 issuance, or if any    maturing prior to
  such day is not a Business       the Final Maturity
  Day, the immediately             Date
  preceding Business Day

Option to Extend Maturity:       No  [ ]   Final Maturity Date: 8/5/2009, or if
                                 Yes [x]     such day is not a Business Day, the
                                             immediately preceding Business Day

Minimum Denominations:           $25,000, increased in multiples of $1,000.

                                                 Optional              Optional
                          Redemption             Repayment             Repayment
Redeemable On              Price(s)               Date(s)              Price(s)
-------------             ----------             ---------             ---------

     N/A                     N/A                    N/A                   N/A

+     $800,000,000 was traded on July 7, 2004.

++    $175,000,000 was traded on September 10, 2004.

^     $800,000,000 was issued on July 12, 2004.

^^ $175,000,000 was issued on September 15, 2004. The first Interest Payment Date for the September 15, 2004 issuance of BENs will be October 5, 2004 and interest will accrue for this Interest Payment Date from September 5, 2004.

Applicable Only to Fixed Rate Notes:
------------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                     Maximum Interest Rate:  N/A

[ ]   Commercial Paper Rate              Minimum Interest Rate:  N/A

[ ]   Federal Funds Effective Rate

[ ]   Federal Funds Open Rate

[ ]   Treasury Rate

[ ]   LIBOR Reuters

[x]   LIBOR Telerate

[ ]   Prime Rate

[ ]   CMT Rate

                              Interest Reset Date(s): Commencing August 5, 2004
                                    for the July 12, 2004 issuance and
                                    commencing October 5, 2004 for the September
                                    15, 2004 issuance, and on the 5th day of each month thereafter prior to the relevant maturity date.

                              Interest Reset Period: The first Interest Reset
                                    Period will be the period from and including
                                    August 5, 2004 for the July 12, 2004
                                    issuance and October 5, 2004 for the
                                    September 15, 2004 issuance, to but
                                    excluding the immediately succeeding
                                    Interest Reset Date. Thereafter, the
                                    Interest Reset Periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final Interest Reset Period for the BENs, or any BENs maturing prior to the Final Maturity Date, will be the period from and including the Interest Reset Date in the month immediately preceding the maturity of the BENs, or any portion of the BENs, to the relevant maturity date.

                              Interest Payment Date(s): Commencing August 5,
                                    2004 for the July 12, 2004 issuance and
                                    commencing October 5, 2004 for the September
                                    15, 2004 issuance, and on the 5th day of each month thereafter, including the Final Maturity Date. The final Interest Payment Date for the BENs, or any portion of the BENs maturing prior to the Final Maturity Date, will be the maturity date, and interest for the final Interest Payment Period will accrue from and including the Interest Payment Date in the month immediately preceding such maturity date to but excluding the maturity date.

                              Interest Payment Period: Monthly

                              Election Date(s): Commencing August 5, 2004 for
                                    the July 12, 2004 issuance and commencing
                                    October 5, 2004 for the September 15, 2004 issuance, the election date shall be the 5th calendar day of each month through July 2008, whether or not such day is a Business Day.

Initial Interest Rate for     Notice Period(s): The notice period for each
the July 12, 2004                   election date will begin on the 5th Business
issuance: 1.38313%                  Day prior to but not including the election
                                    date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day.

Index Maturity:  One Month

Spread (plus or minus):  The table
     below indicates the applicable
     Spread for the Interest Reset
     Dates occurring during each of
     the indicated periods.

For Interest Reset Dates occurring:           Spread:
----------------------------------            ------

From 7/12/2004 to but excluding 8/5/2005:     + .02%

From and including 8/5/2005  to but           + .05%
excluding 8/5/2006:

From and including 8/5/2006  to but           + .08%
excluding 8/5/2007:

From and including 8/5/2007  to but           + .10%
excluding 8/5/2008:

From and including 8/5/2008 to but            + .11%
excluding 8/5/2009:

Plan of Distribution:

      The $800,000,000 of BENs issued on July 12, 2004 were purchased by the agents set forth below (collectively, the "Agents"), as principal, pursuant to an agreement, dated July 7, 2004, among the Company and the Agents, in the respective amounts set forth below at 100% of their aggregate principal amount less a commission equal to 0.25% of the principal amount of the BENs. Bear, Stearns & Co. Inc. is acting as the Lead Agent.

                                                                    Principal
                             Name                                 Amount of BENs
---------------------------------------------------------------   --------------
Bear, Stearns & Co. Inc.                                            $720,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.       $20,000,000
Citigroup Global Markets Inc.                                        $20,000,000
J.P. Morgan Securities Inc.                                          $20,000,000
Wells Fargo Brokerage Services, LLC                                  $20,000,000
---------------------------------------------------------------   --------------
Total                                                               $800,000,000

      The $175,000,000 of BENs issued on September 15, 2004 are being purchased by Bear, Stearns & Co. Inc. at 100% of their aggregate principal amount less a commission equal to 0.155% of the principal amount of the BENs.

      We have agreed to indemnify the Agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

      Certain of the Agents and their affiliates engage from time to time in general financing and banking transactions with us and our affiliates. In addition, the Trustee is an affiliate of J.P. Morgan Securities Inc., one of the Agents.

                  CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of the BENs. This discussion supplements the section captioned "Certain US Federal Income Tax Considerations" in the Prospectus Supplement dated November 17, 2003. This summary deals only with a beneficial owner of BENs that is:

o an individual who is a citizen or resident of the United States for US federal income tax purposes;

o a corporation (or other entity that is treated as a corporation for US federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

o an estate whose income is subject to US federal income taxation regardless of its source; or

o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions (each, a "US Holder").

      If a partnership (or other entity that is treated as a partnership for US federal tax purposes) is a beneficial owner of BENs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of BENs that is a partnership, and partners in such a partnership, should consult their tax advisors about the US federal income tax consequences of holding and disposing of the BENs.

      This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued there under, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this Pricing Supplement. This summary addresses only US Holders that purchase BENs at initial issuance and beneficially own such BENs as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as S corporations, banks, thrifts, or other financial institutions, insurance companies, mutual funds, small business investment companies, tax-exempt organizations, persons holding in tax-deferred or tax-advantaged accounts, real estate investment trusts, regulated investment companies, securities dealers or brokers, traders in securities electing mark to market treatment, investors whose functional currency is not the US dollar, persons subject to the alternative minimum tax, and former citizens or residents of the United States), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the BENs, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF BENs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF BENs.

Federal Income Tax Treatment of US Holders.

Qualified Reopening

      We will treat the BENs offered hereby as part of the same issue as the BENs issued on July 12, 2004 (the "Original BENs") for US federal income tax purposes. Accordingly, for purposes of the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations"), we will treat the BENs offered hereby as having the same issue date, the same issue price and, with respect to holders, the same adjusted issue price as the Original BENs. Consequently, the "issue price" of the BENs offered hereby for US federal income tax purposes will be the first price at which a substantial amount of the Original BENs were sold to the public (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The purchase price for the BENs offered hereby will reflect interest accrued from September 5, 2004 ("pre-issuance accrued interest"), which will be included in accrued interest to be paid on October 5, 2004. In accordance with the OID Regulations, we will exclude pre-issuance accrued interest from the issue price of the BENs offered hereby. Accordingly, US Holders should treat a corresponding portion of the interest payable on October 5, 2004 as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the BENs.

General

      There are no regulations, rulings or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the BENs, and therefore the federal income tax treatment of the BENs is subject to some uncertainty. As discussed below, we intend to take the position that the election by a US Holder to extend the maturity of BENs through the Final Maturity Date will not be a taxable event for us or the US Holder, and we intend to take the position that the Final Maturity Date is the maturity date of the BENs for federal income tax purposes. However, this position is not free from doubt.

Tax Treatment of the BENs

      Under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument, a holder is generally deemed to exercise an option or combination of options if the exercise would maximize the yield on the debt instrument. Because the Spread will periodically increase during the term of the BENs, for purposes of OID Regulations, as of the issue date, we intend to take the position that US Holders should be deemed to elect on each election date, through and including July 5, 2008, to extend the maturity of the BENs through the Final Maturity Date, and therefore that the Final Maturity Date is the maturity date of the BENs for federal income tax purposes.

      Under the Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, the deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the BENs (including their economic equivalence to a five-year debt instrument containing put options).

      Because we will take the position under the OID Regulations that the Final Maturity Date is the maturity date of the BENs, we intend to take the position that the election by a holder to extend the maturity of BENs through the Final Maturity Date will not give rise to a taxable event for us or holders. Holders, by purchasing the BENs, will agree to this treatment and will not take a contrary treatment unless required by law.

      It is unclear how the OID Regulations apply in conjunction with the Modification Regulations, and therefore no assurance can be given that the IRS will accept, or that the courts will uphold, this position. For example, the IRS may assert that a holder should not be treated as exercising all options that maximize its yield for purposes of the Modification Regulations, and therefore each extension of BENs is treated as a modification for federal income tax purposes. Under a safe harbor in the Modification Regulations, a deferral that extends the maturity of a debt instrument for the lesser of five years or 50% of the original term of the debt instrument does not give rise to a taxable event. Because the BENs mature pursuant to their terms in 13 months, an election to extend the maturity of BENs through February 2006 (i.e., 50% of 13 months) should not be treated as a taxable event in any case. However, the IRS may view any election to extend the maturity of the BENs by seven months as giving rise to a taxable event.

      In this event, a US Holder would generally be required to recognize any gain inherent in the BENs. We do not expect that any such gain would be significant (but the amount of any such gain recognized will depend upon all the facts and circumstances present at the time of the taxable event).

      In addition, it is possible that the IRS could assert that the BENs are subject to special rules governing "contingent payment debt instruments." If the IRS were successful in this assertion, US Holders may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price of the BENs and any gain recognized with respect to the BENs generally would be treated as ordinary income. However, because the BENs bear a variable interest rate that is reset periodically throughout the term of the BENs and provide for current payment of interest, we expect that the adverse tax consequences of such treatment, if any, should not be significant. The federal income tax treatment of contingent payment debt instruments is summarized in the Prospectus Supplement dated November 17, 2003 under the caption "Certain US Federal Income Tax Considerations - Contingent Payment Debt Instruments." Each US Holder is urged to consult its tax advisors regarding its tax treatment in the event it elects to extend the maturity of the BENs.

      The remainder of this summary assumes that the Final Maturity Date is the maturity date of the BENs, elections to extend the maturity of all or a portion of the principal amount of the BENs through the Final Maturity Date will not be taxable events and that the BENs are not contingent payment debt instruments for US federal income tax purposes.

Interest

      Interest paid to a US Holder on the BENs will be includible in gross income as ordinary interest income when paid or accrued in accordance with the US Holder's usual method of accounting.

      In addition, any increase on a particular Interest Reset Date in the Spread that is added to LIBOR to determine the interest rate for the ensuing interest period for the BENs should be considered "de minimis" under the original issue discount rules, and therefore the BENs should not be considered to have original issue discount for US federal income tax purposes as a result of the increase in the Spread.

Sale, Exchange, Redemption, Repayment or Other Disposition of the BENs

      Upon the disposition of BENs by sale, exchange, redemption, repayment or other disposition, a US Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the US Holder's adjusted tax basis in the BENs. A US Holder's adjusted tax basis in BENs generally will equal the cost of the BENs to the US Holder. Capital gains of individual taxpayers from the sale, exchange, redemption, repayment or other disposition of BENs held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, repayment or other disposition of BENs is subject to limitations.

Information Reporting and Backup Withholding.

      Information reporting will apply to certain payments on BENs (including interest and OID) and proceeds of the sale of BENs held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, or (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year).

      Backup withholding is not an additional tax and may be refunded (or credited against your US federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN BENs. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

                                    * * *

The distribution of BENs will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.